Exhibit 99.1

RECLASSIFICATION AGREEMENT

by and between

HUBBELL INCORPORATED,

and

BESSEMER TRUST COMPANY, N.A.,

in its capacity as trustee of

THE LOUIE E. ROCHE TRUST

and

THE HARVEY HUBBELL TRUST

Dated as of August 23, 2015

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5.8	Section 16 Matters	20
5.9	Further Assurances	20
5.10	Mutual Release	20
5.11	Public Announcement	21
5.12	Fees and Expenses	21

	ARTICLE VI
	Conditions Precedent

6.1	Conditions to Each Party’s Obligation	21
6.2	Additional Conditions to the Company’s Obligation	22
6.3	Additional Conditions to the Trustee’s Obligation	22

	ARTICLE VII
	Termination

7.1	Termination	23
7.2	Notice of Termination	24
7.3	Effect of Termination	24

	ARTICLE VIII
	Miscellaneous

8.1	Counterparts	25
8.2	Entire Agreement	25
8.3	Severability	25
8.4	Third-Party Beneficiaries	25
8.5	Survival of Representations and Warranties	25
8.6	Governing Law; Jurisdiction	26
8.7	Specific Performance	26
8.8	Amendment	26
8.9	Notices	26
8.10	Assignment	28
8.11	Fees and Expenses	28
8.12	Waiver	28

Annex A – Form of Proposed Amendments	A-1
Annex B – Form of Irrevocable Proxy	B-1

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This RECLASSIFICATION AGREEMENT (this “Agreement”) is made and entered into as of August 23, 2015, by and between Hubbell Incorporated, a Connecticut corporation (the “Company”), and the Bessemer Trust Company, N.A., in its capacity as trustee (together with any successors as trustee, the “Trustee”) of the Roche Trust and the Hubbell Trust (together with the Roche Trust, the “Trusts”).

WHEREAS, as of August 18, 2015, there were 7,167,506 shares of Class A common stock of the Company, par value $0.01 per share (the “Class A Stock”), issued and outstanding and 50,620,023 shares of Class B common stock of the Company, par value $0.01 per share (the “Class B Stock”), issued and outstanding;

WHEREAS, pursuant to the terms of the Company’s Restated Certificate of Incorporation (the “Existing Certificate”), the holder of record of each issued and outstanding share of Class A Stock is entitled to have twenty (20) votes and the holder of record of each issued and outstanding share of Class B Stock is entitled to have one (1) vote, upon all matters brought before a meeting of the Shareholders;

WHEREAS, the Board of Directors of the Company (the “Board”) has approved the adoption of an amendment and restatement of the Existing Certificate, substantially in the form attached hereto as Annex A (the “Proposed Amendments”), and recommended that the Shareholders approve the Proposed Amendments, pursuant to which, at the Effective Time (a) each share of Class A Stock issued and outstanding immediately prior to the Effective Time would be entitled to receive the Class A Per Share Cash Consideration in accordance with Section 2.2(b)(i) and (b) each share of Class A Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Stock issued and outstanding immediately prior to the Effective Time would be reclassified into one (1) share of Common Stock, and would continue in existence as an issued and outstanding share of Common Stock;

WHEREAS, the Board has received (a) the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to the Company, to the effect that the Per Share Stock Consideration to be paid to the holders of the Class B Stock in the Reclassification is fair, from a financial point of view, to such holders (solely in their capacity as holders of shares of Class B Stock, with respect to such Class B Stock and without taking into account any shares of Class A Stock held by such holders), and (b) the opinion of Centerview Partners LLC (“Centerview”), financial advisor to the Company, to the effect that the Class A Per Share Cash Consideration and the Per Share Stock Consideration (taken together, and not separately) to be paid to the holders of the Class A Stock other than the Trusts in the Reclassification is fair, from a financial point of view, to such holders;

WHEREAS, as of August 23, 2015, the Trusts are the beneficial holders of the Existing Shares and, pursuant to the Roche Trust Indenture and the Hubbell Trust Indenture, Bessemer Trust Company, N.A., the trustee thereunder, has the power to vote and dispose of the Existing Shares; and

WHEREAS, the parties intend that this Agreement shall be a “voting agreement” created under and pursuant to Section 33-716 of the Connecticut Business Corporation Act (Conn. Gen. Stat. § 33-600 et seq.) (the “CBCA”), and that the irrevocable appointment of proxies by the Trustee, on behalf of the Trusts, pursuant to the Trust Proxy is intended to be coupled with an interest by virtue of the Trustee’s entering into this Agreement, on behalf of the Trusts, and the voting obligations contained herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the Company and the Trustee, on behalf of each Trust, agree as follows:

ARTICLE I

Definitions

1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, controls, is controlled by or is under common control with such person.

“Agent” has the meaning set forth in Section 2.4(a).

“Agent Agreement” has the meaning set forth in Section 2.4(a).

“Aggregate Cash Consideration” has the meaning set forth in Section 2.3(a).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Trust Proposal” means a proposal or offer from any person(s) (other than the Company) with respect to any transaction or series of related transactions (other than the Reclassification), irrespective of form, involving any possible sale, exchange, transfer, Encumbrance or other disposition of any or all of the Covered Shares, or rights therein.

“beneficially own” and “beneficial ownership” shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act, except that such terms shall also include options, warrants, swaps, derivatives, convertible securities, stock appreciation rights and other rights or instruments, whether real or synthetic.

“Board” has the meaning set forth in the Recitals.

“Business Day” means any day other than a day on which banks in the State of Connecticut or the State of New York are authorized or obligated to be closed.

“CBCA” has the meaning set forth in the Recitals.

“Centerview” has the meaning set forth in the Recitals.

“Claims” has the meaning set forth in Section 5.10.

“Class A Per Share Cash Consideration” has the meaning set forth in Section 2.2(b)(i).

“Class A Record Holders” has the meaning set forth in Section 2.4(b).

“Class A Stock” has the meaning set forth in the Recitals.

“Class A Stock Certificates” has the meaning set forth in Section 2.4(c).

“Class B Record Holders” has the meaning set forth in Section 2.4(b).

“Class B Stock” has the meaning set forth in the Recitals.

“Class B Stock Certificates” has the meaning set forth in Section 2.4(d).

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Common Stock” has the meaning set forth in Section 2.2(b)(ii).

“Company” has the meaning set forth in the Preamble.

“Company By-Laws” has the meaning set forth in Section 3.3.

“Company Securities” has the meaning set forth in Section 5.6(a)(i).

“Company Takeover Proposal” means any bona fide, written proposal or offer with respect to any (a) merger, share exchange or other business combination involving shares representing one-hundred percent (100%) of the voting power of the Company or all or substantially all of the Company’s consolidated assets, (b) sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, (c) issuance, sale or other disposition to a third person of the shares representing one-hundred percent (100%) of the voting power of the Company, (d) transaction (including any tender offer or exchange offer) in which any person(s) (or the shareholders of any person(s)) shall acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of one-hundred percent (100%) of the Company’s outstanding equity securities or (e) any combination of the foregoing. For purposes of Section 5.3 and Section 7.1(g), any reference to “all or substantially all” or to “one-hundred percent (100%)” shall instead be replaced with “fifty percent (50%) or more.”

“Covered Shares” means, with respect to each Trust, such Trust’s Existing Shares and all other shares of Class A Stock and Class B Stock of which such Trust acquires beneficial ownership or ownership of record.

“Effective Time” has the meaning set forth in Section 2.2(a).

“Encumbrances” means any and all liens, charges, security interests, claims, pledges, encumbrances, assessments, options, deeds of trust, judgments, voting trusts, charges and other similar restrictions.

“Exchange Act” has the meaning set forth in Section 3.6(a).

“Existing Certificate” has the meaning set forth in the Recitals.

“Existing Shares” has the meaning set forth in Section 4.1.

“Governmental Authority” means any (a) regional, federal, state, provincial, local, foreign or international government, governmental or quasi-governmental authority, regulatory authority or administrative agency; or (b) court, tribunal, arbitrator, arbitral body (public or private) or self-regulatory organization.

“Governmental Order” means any order, ruling, writ, judgment, injunction, decree, stipulation, approval, authorization or determination entered by any Governmental Authority.

“Hubbell Existing Shares” has the meaning set forth in Section 4.1.

“Hubbell Trust” means the trust created pursuant to the Hubbell Trust Indenture.

“Hubbell Trust Indenture” means the Trust Indenture, dated August 23, 1957, made by Harvey Hubbell, as amended.

“Law” means all applicable provisions of any law (including common law), statutes, constitutions, treaties, rules, regulations, ordinances, codes or Governmental Order.

“Legal Restraint” has the meaning set forth in Section 6.1(c).

“Letter of Transmittal” has the meaning set forth in Section 2.4(b).

“Morgan Stanley” has the meaning set forth in the Recitals.

“NYSE” has the meaning set forth in Section 3.3.

“Outside Date” has the meaning set forth in Section 7.1(d).

“Per Share Stock Consideration” has the meaning set forth in Section 2.2(b)(ii).

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Proposed Amendments” has the meaning set forth in the Recitals.

“Proxy Statement” has the meaning set forth in Section 3.6(a).

“Reclassification” means the transactions contemplated by virtue of the effectiveness of the Proposed Amendments, as set forth in Section 2.2(b).

“Registration Statement” has the meaning set forth in Section 3.6(a).

“Representations and Warranties Survival Period” has the meaning set forth in Section 8.5.

“Representative” means, with respect to any person, such person’s directors, officers, employees, agents, advisors, attorneys, accountants and other representatives.

“Requisite Shareholder Approvals” has the meaning set forth in Section 3.1.

“Roche Existing Shares” has the meaning set forth in Section 4.1.

“Roche Trust” means the trust created pursuant to the Roche Trust Indenture.

“Roche Trust Indenture” means the Trust Indenture, dated September 2, 1957, made by Louie E. Roche.

“SEC” has the meaning set forth in Section 3.3.

“Secretary of the State” means the Secretary of the State of the State of Connecticut.

“Securities Act” has the meaning set forth in Section 3.6(a).

“Series A Preferred Stock” has the meaning set forth in Section 3.2(a).

“Series B Preferred Stock” has the meaning set forth in Section 3.2(a).

“Shareholders” means the shareholders of the Company at the time of reference thereto.

“Shareholders’ Meeting” has the meaning set forth in Section 5.1.

“Standstill Period” has the meaning set forth in Section 5.6(a).

“Superior Company Proposal” means a bona fide, written Company Takeover Proposal that the Trustee (for purposes of Section 5.7(a)) or the Board (for purposes of Section 5.3) determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal, the conditionality of and contingencies related to such proposal, the expected timing and risk of completion, the identity of the person(s) making such proposal and such other factors that are deemed relevant, (a) is fully financed or accompanied by customary debt and equity commitments, (b) is reasonably capable of being completed on the terms proposed, (c) offers the same consideration to the holders of the Class A Stock and the holders of the Class B Stock and (d) (i) for purposes of Section 5.7(a), (A) was not solicited by the Trustee, its Affiliates or Representatives and, at the time of such Company Takeover Proposal, the Trustee is not in breach (other than any unintentional and immaterial breach that is not related to any Company Takeover Proposal or the receipt or making thereof) of Section 5.5 or Section 5.6 and (B) is more favorable to the Trusts than the

Reclassification and the other transactions contemplated by this Agreement (after taking into account any proposal by the Company to amend the terms of this Agreement) or (ii) for purposes of Section 5.3, is more favorable to the Shareholders (other than the Trusts) than the Reclassification and the other transactions contemplated by this Agreement.

“Trustee” has the meaning set forth in the Preamble.

“Trustee Notice” has the meaning set forth in Section 5.7(a).

“Trust Proxy” has the meaning set forth in Section 5.4(d).

“Trustee Superior Proposal Determination” has the meaning set forth in Section 5.7(a).

“Trusts” has the meaning set forth in the Preamble.

1.2 Interpretation. When a reference is made in this Agreement to Sections or Annexes, such reference shall be to a Section of or Annex to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “parties” shall mean the Company and the Trustee (on behalf of each Trust), and the term “party” shall be deemed to refer to either the Company or the Trustee, as the case may be. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Except as otherwise specified, any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified. Words in singular will be held to include the plural and vice versa and a word of one gender will be held to include the other genders as the context requires. The word “or” will not be exclusive. The phrases “the date of this Agreement” and “the date hereof” shall be deemed to refer to the date set forth on the cover of this Agreement. The parties agree that this Agreement is the product of discussions and negotiations between the parties and their respective advisors, each of the parties was represented by counsel in connection therewith and, accordingly, this Agreement and any document generated in connection herewith shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any document to be drafted.

ARTICLE II

The Closing; Effect on Capital Stock

2.1 Closing. Subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VI, the closing of the Reclassification (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, commencing at 9:00 a.m. local time on the earliest practicable date (but no later than the third (3rd) Business Day) following satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VI or (b) at such other place and/or time and/or on such other date as the Company and the Trustee may agree. The date on which the Closing occurs shall be the “Closing Date.”

2.2 Proposed Amendments; Effect on Capital Stock.

(a) At the Closing, the Company shall file the Proposed Amendments with the Secretary of the State and the Proposed Amendments shall become effective on the date and at the time of the acceptance of such filing by the office of the Secretary of the State (the “Effective Time”).

(b) By virtue of the effectiveness of the filing of the Proposed Amendments, pursuant to paragraphs E.1 and E.2 of Article FOURTH thereof, at the Effective Time:

(i) each Class A Record Holder shall become entitled to receive cash in the amount of Twenty-Eight Dollars ($28.00) for each share of Class A Stock held (the “Class A Per Share Cash Consideration”); and

(ii) each share of Class A Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Stock issued and outstanding immediately prior to the Effective Time shall be reclassified into one (1) share of common stock of the Company (the “Per Share Stock Consideration”), par value $0.01 per share, authorized by paragraph A of Article FOURTH of the Proposed Amendments and having one (1) vote per share upon all matters brought before any meeting of the Shareholders (the “Common Stock”) and shall continue in existence as an issued and outstanding share of Common Stock.

2.3 Delivery of Consideration at the Closing. No later than the Closing Date, the Company will:

(a) deposit with the Agent, for distribution to the Class A Record Holders pursuant to Section 2.4, cash in an aggregate amount sufficient to pay the Class A Per Share Cash Consideration with respect to the shares of Class A Stock issued and outstanding immediately prior to the Effective Time (the “Aggregate Cash Consideration”); and

(b) instruct the transfer agent to create book-entries in respect of each share of Common Stock into which the issued and outstanding shares of Class A Stock and Class B Stock have been reclassified pursuant to the Reclassification, which shares of Common Stock shall be uncertificated.

2.4 Agent Arrangements.

(a) Prior to the Closing, the Company shall enter into an agreement with a bank, trust company or other appropriate service provider (the “Agent” and, such agreement, the “Agent Agreement”), which agreement shall provide, among other things, for the distribution of the Aggregate Cash Consideration and the replacement of the Class A Stock Certificates and the Class B Stock Certificates (or, in the case of shares of the Company held in book-entry form, book-entries with respect thereto) with book-entries in respect of each share of Common Stock into which the issued and outstanding shares of Class A Stock and Class B Stock have been reclassified, in accordance with Section2.2(b)(ii).

(b) As soon as is reasonably practicable after the Effective Time, the Company shall cause the Agent to mail (or transmit, in the case of shares of the Company held in book-entry form) to each holder of record as of the Effective Time of outstanding shares of Class A Stock (such holders, the “Class A Record Holders”) and to each holder of record as of the Effective Time of outstanding shares of Class B Stock (such holders, the “Class B Record Holders”) a letter of transmittal (a “Letter of Transmittal”); provided, that neither the Letter of Transmittal nor any other document required to be signed by any holder as a condition to receiving the Class A Per Share Cash Consideration or the Class B Per Share Consideration shall impose any material obligations on any such holder, other than such representations, warranties and obligations as are customarily included in such documentation and except as provided in the last sentences of Section 2.4(c) and Section 2.4(d).

(c) Upon surrender of a certificate or certificates representing Class A Stock to the Agent (the “Class A Stock Certificates”) (or, with respect to any shares of Class A Stock held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto by a Class A Record Holder, and such other documents as may be reasonably required by the Agent or the Company (subject to the proviso to Section 2.4(b)), such Class A Record Holder shall be entitled to receive the Class A Per Share Cash Consideration and the Agent shall register in the name of such Class A Record Holder the share of Common Stock into which each share of Class A Stock represented by such Class A Stock Certificate surrendered has been reclassified, as set forth in Section 2.2(b) and subject to Section 2.5. Until surrendered as contemplated by this Section 2.4 (or, with respect to any shares held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), each Class A Stock Certificate or book-entry that formerly represented a share of Class A Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class A Stock has been reclassified and the right to receive the Class A Per Share Cash Consideration. If any Class A Stock Certificate shall have been lost, stolen, or destroyed, the Company or the Agent may, in its sole discretion and as a condition precedent to the delivery of the Class A Per Share Cash Consideration and the registration of the shares of Common Stock into which the shares of the Class A Stock represented by such Class A Stock Certificate have been reclassified, require the owner of such lost, stolen or destroyed Class A Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount as the Company or the Agent may reasonably direct as indemnity against any claim that may be made against the Agent or the Company with respect to such Class A Stock Certificate).

(d) Upon surrender of a certificate or certificates representing Class B Stock to the Agent (the “Class B Stock Certificates”) (or, with respect to any shares of Class B Stock held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto by a Class B Record Holder, and such other documents as may be reasonably required by the Agent or the Company (subject to the proviso to Section 2.4(b)), the Agent shall register in the name of such Class B Record Holder the share of Common Stock into which each share of Class B Stock represented by such Class B Stock Certificate surrendered has been reclassified, as set forth in Section 2.2(b)(ii) and subject to Section 2.5. Until surrendered as contemplated by this Section 2.4 (or, with respect to any shares held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), each Class B Stock Certificate or book-entry that formerly represented a share of Class B Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class B Stock has been reclassified. If any Class B Stock Certificate shall have been lost, stolen, or destroyed, the Company or the Agent may, in its sole discretion and as a condition precedent to the registration of the shares of Common Stock into which the shares of Class B Stock represented by such Class B Stock Certificate have been reclassified, require the owner of such lost, stolen or destroyed Class B Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount as the Company or the Agent may reasonably direct as indemnity against any claim that may be made against the Agent or the Company with respect to such Class B Stock Certificate).

(e) No dividends or other distributions that are declared or made on the Common Stock with a record date after the Effective Time will be paid to former holders of Class A Stock or Class B Stock that have been reclassified into Common Stock until such persons surrender their Class A Stock Certificates or Class B Stock Certificates or take appropriate action with respect to their book-entry share in accordance with this Section 2.4. Upon such surrender, there shall be paid to the person in whose name the book-entry in respect of such Per Share Stock Consideration shall be made any dividends or other distributions which shall have become payable with respect to the Common Stock in respect of a record date after the Effective Time, without interest. In the event that any book-entry in respect of shares of Common Stock is to be made in a name other than that in which the Class A Stock Certificates or Class B Stock Certificates surrendered are registered (or, with respect to any shares of Class A Stock or Class B Stock held in uncertificated book-entry form, a name other than that appearing in such book-entry), it shall be a condition of the creation of such book-entry that the person making such request shall pay to the Agent any transfer or other taxes required by reason of the registration of such shares of Common Stock in a name other than that of the registered holder, or shall establish to the satisfaction of the Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Agent nor any party hereto shall be liable to a former holder of Class A Stock or Class B Stock for any shares of Common Stock or dividends thereon delivered to a public official pursuant to any applicable escheat Laws.

(f) Any portion of the Aggregate Cash Consideration that remains undistributed to the holders of the Class A Stock as of the date that is 180 days after the Effective Time shall be delivered to the Company upon demand, and the holders of any Class A Stock who have not returned a duly completed and executed Letter of Transmittal in accordance with Section 2.4(c) shall thereafter look only to the Company for satisfaction of their claims for any Class A Per Share Cash Consideration.

2.5 Tax Withholding. The Company and the Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any taxes that are required to be deducted or withheld under applicable Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding were made.

ARTICLE III

Representations and Warranties of the Company

In order to induce the Trustee to enter into this Agreement on behalf of each Trust, the Company hereby represents and warrants to the Trustee as follows:

3.1 Corporate Power and Authority. The Company is a validly existing corporation under the Laws of the State of Connecticut. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement and the Trust Proxy. The execution, delivery and performance of this Agreement and the Trust Proxy by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the approvals of the Proposed Amendments by the Shareholders in accordance with the CBCA (the “Requisite Shareholder Approvals”) at a meeting duly called and held at which a quorum was present throughout. This Agreement and the Trust Proxy have been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by each other party hereto) constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance, moratorium and other similar Laws and (ii) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

3.2 Capitalization of the Company.

(a) As of the date of this Agreement, the Company’s authorized capital stock consists solely of (i) 5,891,097 shares of preferred stock, without par value, of which (A) 26,000 shares have been designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and (B) 280,000 shares have been designated as Series B Junior Participating Preferred Stock (the “Series B Preferred Stock”), (ii) 50,000,000 shares of Class A Stock and (iii) 150,000,000 shares of Class B Stock. As of August 18, 2015, (1) no shares of Series A Preferred Stock were issued and outstanding and no shares of Series B Preferred Stock were issued and outstanding, (2) 7,167,506 shares of Class A Stock were issued and outstanding and (3) 50,620,023 shares of Class B Stock were issued and outstanding.

(b) Upon consummation of the Reclassification, each share of Common Stock issued to the Class B Record Holders pursuant to paragraphs E.1 and E.2 of Article FOURTH of the Proposed Amendments will be duly authorized, validly issued and fully paid and nonassessable and will not have been issued in violation of any preemptive rights.

(c) No material plan pursuant to which the Company provides compensation or benefits to employees provides for the acceleration of any vesting schedule or exercisability of any forms of material compensation or equity as a result, directly or indirectly, of the execution of this Agreement or consummation of the Reclassification. The Compensation Committee of the Board has adopted, or will adopt prior to the Closing, resolutions approving (i) the substitution, on a one-for-one basis, of shares of Common Stock for shares of Class A Stock or shares of Class B Stock, as applicable, under each of the Hubbell Incorporated 2005 Incentive Award Plan and the Hubbell Incorporated Stock Option Plan for Key Employees and any awards thereunder, with effect from (and subject to the occurrence of) the Closing, (ii) appropriate adjustments under the Hubbell Incorporated Amended and Restated Deferred Compensation Plan for Directors, as Amended and Restated Effective as of February 7, 2013.

3.3 Conflicts; Consents and Approvals. The execution and delivery of this Agreement and the Trust Proxy and the consummation of the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy do not and will not (a) violate, conflict with, or result in a breach of any provision of, or constitute a default under the Existing Certificate or the Company’s Amended and Restated By-Laws, as adopted by the Board on May 7, 2013 (the “Company By-Laws”); (b) violate any Governmental Order or Law applicable to the Company; or (c) subject to the Requisite Shareholder Approvals, the filing of the Proposed Amendments with the Secretary of the State, compliance with the Securities Act and the Exchange Act, including required filings with the U.S. Securities and Exchange Commission (the “SEC”), required filings pursuant to state securities or “blue sky” Laws and the approval by the New York Stock Exchange (the “NYSE”) of the shares of Common Stock into which the Class A Stock and the Class B Stock shall be reclassified by virtue of the Proposed Amendments for listing upon notice of completion, require any action or consent or approval of, or review by, or registration or material filing by the Company with, any Governmental Authority, except, with respect to clauses (b) and (c), as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Company or prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated hereby.

3.4 Board Recommendation. In accordance with the applicable provisions of the CBCA, the Existing Certificate and the Company By-Laws, the Board, at a meeting duly called and held at which a quorum was present throughout adopted resolutions (a) approving this Agreement, the Reclassification, the Trust Proxy and the other transactions contemplated hereby and thereby, including the adoption of the Proposed Amendments, and (b) authorizing the Proposed Amendments to be submitted to the Shareholders with a recommendation of the Board that the Shareholders approve the Proposed Amendments.

3.5 Litigation. As of the date immediately preceding the date hereof, there are no actions, suits or proceedings pending or, to the Company’s knowledge, threatened, against the Company (or any of its properties, rights or franchises), at Law or in equity, or before any Governmental Authority, that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated hereby.

3.6 Registration Statement/Proxy Statement.

(a) The registration statement to be filed with the SEC by the Company, as amended or supplemented from time to time (as so amended and supplemented, the “Registration Statement”), which shall include a proxy statement in connection with the Shareholders’ Meeting (the “Proxy Statement”), will comply as to form, in all material respects, with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be, and will not, on the date of its filing or at the time it becomes effective under the Securities Act or on the date the Proxy Statement or any amendment or supplement thereto is mailed to the Shareholders or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) Notwithstanding Section 3.6(a), no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by the Trustee, on its own behalf or on behalf of the Trusts, or any of its or their Representatives acting on their behalf, in each case, for inclusion or incorporation by reference therein.

3.7 Opinions of Financial Advisors. The Board has received (a) the opinion of Morgan Stanley, financial advisor to the Company, to the effect that the Per Share Stock Consideration to be paid to the holders of the Class B Stock in the Reclassification is fair, from a financial point of view, to such holders (solely in their capacity as holders of shares of Class B Stock, with respect to such Class B Stock and without taking into account any shares of Class A Stock held by such holders), and (b) the opinion of Centerview, financial advisor to the Company, to the effect that the Class A Per Share Cash Consideration and the Per Share Stock Consideration (taken together, and not separately) to be paid to the holders of the Class A Stock other than the Trusts in the Reclassification is fair, from a financial point of view, to such holders.

ARTICLE IV

Representations and Warranties of the Trustee, on behalf of the Trusts

In order to induce the Company to enter into this Agreement, the Trustee, on behalf of each Trust, represents and warrants to the Company as follows:

4.1 Title to Shares. The Trustee (a) on behalf of the Roche Trust, holds of record, owns beneficially and has the power to vote 2,078,020 shares of Class A Stock and no shares of Class B Stock (collectively, the “Roche Existing Shares”) and (b) on behalf of the Hubbell Trust, holds of record, owns beneficially and has the power to vote 1,410,440 shares of Class A Stock and no shares of Class B Stock (the “Hubbell Existing Shares” and, together with the Roche Existing Shares, the “Existing Shares”). The Trustee, in its capacity as trustee of each Trust, has good title, free and clear of all Encumbrances, to all of the Existing Shares of such Trust. Neither the Trustee nor either Trust is a party or subject to any option, warrant, purchase right, subscription right, conversion right, exchange right, preemptive right, right of first refusal, call right or other similar right that could require the Trustee or either Trust, to sell, transfer or otherwise dispose of any capital stock of the Company. Neither the Trustee nor either Trust is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of the Company, other than this Agreement and the proxy delivered pursuant to Section 5.4(d). All of the Existing Shares are held of record by the Trustee on behalf of the applicable Trust, and the Trustee does not hold of record, own beneficially or have the power to vote (whether on behalf of either Trust, for its own account or in any other capacity), directly or indirectly, any Company Securities other than the Existing Shares.

4.2 Power and Authority. The Trustee is a duly organized and validly existing national association under the federal Laws of the United States. It has full power and authority to enter into and deliver this Agreement and the Trust Proxy, to perform its obligations hereunder and thereunder and to consummate the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy. Each Trust is duly organized and validly existing under the terms of the Roche Trust Indenture or the Hubbell Trust Indenture, as applicable, and has the full power and authority to perform its obligations hereunder and to consummate the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy. The execution, delivery and performance of this Agreement and each Trust Proxy by the Trustee has been duly authorized by all necessary action of each Trust and the Trustee, corporate or otherwise. This Agreement and each Trust Proxy have been duly executed and delivered by the Trustee, on behalf of the applicable Trust, and (assuming due authorization, execution and delivery by the Company) constitutes the legal, valid and binding obligation of the Trustee, in its capacity as trustee of such Trust, enforceable against it in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance, moratorium and other similar Laws and (b) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at Law or in equity.

4.3 Conflicts; Consents and Approvals. The execution and delivery of this Agreement and each Trust Proxy by the Trustee, on behalf of each Trust, and the consummation of the Reclassification and the other transactions contemplated hereby and thereby do not and will not (a) violate, conflict with, or result in a breach of any provision of, or constitute a default under the Roche Trust Indenture or the Hubbell Trust Indenture, as applicable, or any other governing or organizational documents of such Trust or the organizational documents of the Trustee; (b) violate any Governmental Order or Law applicable to the Trustee or such Trust; or (c) require any action or consent or approval of, or review by, or registration or material filing by the Trustee or such Trust with, any Governmental Authority except, with respect to clauses (b) and (c), as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Trustee or such Trust or prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy.

4.4 Litigation. As of the date immediately preceding the date hereof, there are no actions, suits or proceedings pending or, to the knowledge of the Trustee, threatened, against the Trustee or either Trust (or any of its properties, rights or franchises), at Law or in equity, or before any Governmental Authority, that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy.

4.5 Registration Statement/Proxy Statement. Any statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied after the date of this Agreement by the Trustee, on its own behalf or on behalf of the Trusts, or any of its or their Representatives acting on their behalf, in each case, for inclusion or incorporation by reference therein, will not, on the date of its filing or at the time it becomes effective under the Securities Act or on the date the Proxy Statement or any amendment or supplement is mailed to the Shareholders or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE V

Additional Covenants

5.1 Shareholders Meeting. Subject to Section 5.3, the Company and the Trustee agree that the Company shall call and hold a meeting of the Shareholders as promptly as practicable for the purpose of seeking the approval of the Proposed Amendments by (a) a vote of the holders of the Class A Stock, voting as a separate voting group, in which the votes cast by such holders in favor of the Proposed Amendments exceed the votes cast against the Proposed Amendments by such holders, (b) a vote of the holders of the Class B Stock, voting as a separate voting group, in which the votes cast by such holders in favor of the Proposed Amendments exceed the votes cast against the Proposed Amendments by such holders, and (c) a vote of the holders of the Class A Stock and the holders of the Class B Stock, voting together as a single voting group, in which the votes cast by such holders in favor of the Proposed Amendments exceed the votes cast against the Proposed Amendments by such holders (the “Shareholders’ Meeting”), and the Company shall use its reasonable best efforts to hold the Shareholders’ Meeting as soon as practicable following the filing of the definitive Proxy Statement relating to such meeting. The Company shall adjourn or postpone the Shareholders’ Meeting for five (5) Business Days if the Trustee is prohibited from terminating this Agreement pursuant to Section 7.1(h) as a result of the waiting periods specified in Section 5.7(a) and the Shareholders’ Meeting is scheduled to begin before the expiration of the waiting periods specified in Section 5.7(a).

5.2 Registration Statement; Proxy Materials.

(a) The Company shall prepare and file as soon as practicable the Registration Statement, which shall include the Proxy Statement. The Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Registration Statement and Proxy Statement to the Shareholders of the Company. Subject to Section 5.3, the Proxy Statement shall include (i) the determination of the Board that this Agreement and the transactions contemplated hereby, including the Reclassification, are advisable, fair to and in the best interests of the Company and its Shareholders and (ii) the recommendation of the Board to the Shareholders that they approve the Proposed Amendments. The Company and the Trustee agree that, if the Proxy Statement is required to have more than one proposal with respect to the approval of the Proposed Amendments or any other matters in connection with the Reclassification or the other transactions contemplated by this Agreement, the Company may condition any such proposal on the approval by the Shareholders of any other such proposal.

(b) The Company and the Trustee, on behalf of each Trust, shall cooperate and consult with each other in the preparation of the Registration Statement and the Proxy Statement. Without limiting the generality of the foregoing, the Trustee shall (i) furnish to the Company the information relating to the Trusts and the Trustee required by the Exchange Act and the Securities Act to be set forth in the Registration Statement and the Proxy Statement, which information on the date of its filing or at the time the Registration Statement becomes effective under the Securities Act or on the date the Proxy Statement or any amendment or supplement thereto is mailed to the Shareholders or at the time of the Shareholders’ Meeting, shall not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) cooperate with the Company in responding to any comments made by the staff of the SEC with respect thereto. The Trustee and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement and any amendments or supplements thereto (which comments the Company will consider in good faith) and before the filing thereof with the SEC. The Company will promptly notify the Trustee of the receipt of any comments from the SEC with respect to the Registration Statement or the Proxy Statement and of any request by the SEC for amendments of, or supplements to, the Registration Statement or the Proxy Statement. The Company shall have no liability for statements made in the Proxy Statement or the Registration Statement based on information or materials provided by or on behalf of the Trustee or its Representatives.

5.3 Company Takeover Proposals. Notwithstanding anything to the contrary in this Agreement, the Board may withdraw or modify its recommendation of the Proposed Amendments to the Shareholders, and/or the Company may terminate this Agreement pursuant to Section 7.1(g), in order to accept or enter into an agreement with respect to any Company Takeover Proposal that the Board determines, in accordance with the provisions of the definition of “Superior Company Proposal,” constitutes a Superior Company Proposal.

5.4 Voting; Transfer; Irrevocable Proxy.

(a) Until the earlier of (i) the Closing Date and (ii) the termination of this Agreement pursuant to Article VII, the Trustee, on behalf of each Trust, hereby irrevocably and unconditionally agrees, at the Shareholders’ Meeting and at any other annual or special meeting of the Shareholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Shareholders, in each case to the extent relating to or reasonably expected to affect or concern the Reclassification, that the Trustee, on behalf of each Trust, shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear, in person or by proxy, at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of determining a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent with respect to, all of each Trust’s Covered Shares (A) in favor of approving the Proposed Amendments and any action reasonably requested by the Company in furtherance of the foregoing, including any proposal to adjourn or postpone any meeting of the Shareholders at which the Proposed Amendments are submitted for the consideration and vote of the Shareholders to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (B) unless otherwise directed in writing by the Company, against any action, agreement or transaction that would reasonably be expected to (1) be inconsistent with or contrary to the terms and conditions of the Proposed

Amendments or (2) result in any of the conditions set forth in Article VI not being satisfied on or before the Outside Date; (C) unless otherwise directed in writing by the Company, against any change in the Board and (D) against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent or materially impair or materially delay the consummation of the Reclassification or the other transactions contemplated by this Agreement or the performance by the Company or by the Trustee of its obligations under this Agreement, including any change in the present capitalization of the Company or any amendment or other change to its Existing Certificate (other than the Proposed Amendments) or the Company By-Laws.

(b) The Trustee hereby covenants and agrees that, except for this Agreement, the Trustee has not taken and, prior to the earlier of the Closing or the termination of this Agreement pursuant to Article VII, shall not take any action that would make any representation or warranty of the Trustee contained herein untrue or incorrect or have the effect of preventing or disabling the Trustee from performing any of its obligations under this Agreement.

(c) The Company hereby covenants and agrees that, except for this Agreement, the Company has not taken and, prior to the earlier of the Closing or the termination of this Agreement pursuant to Article VII, shall not take any action that would make any representation or warranty of the Company contained herein untrue or incorrect or have the effect of preventing or disabling the Company from performing any of its obligations under this Agreement.

(d) Concurrently with the execution of this Agreement, the Trustee has executed and delivered to the Company an irrevocable proxy on behalf of the Trusts, in the form attached hereto as Annex B (the “Trust Proxy”). The Trustee hereby represents that all proxies (other than the Trust Proxy), powers of attorney, instructions or other requests given by or on behalf of either Trust prior to the execution of this Agreement in respect of the voting of such Trust’s Covered Shares, if any, are not irrevocable, and such Trustee hereby revokes (or shall cause to be revoked) any and all previous proxies, powers of attorney, instructions and other requests with respect to such Trust’s Covered Shares.

(e) The Trustee, on behalf of each Trust, agrees that, prior to the earlier of the Closing or the termination of this Agreement pursuant to Article VII, it shall not, directly or indirectly (i) sell, assign, transfer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, exchange, assignment, transfer, Encumbrance or other disposition of, any shares of Class A Stock or Class B Stock or (ii) enter into any hedging, derivative, swap or other financial risk management contract with respect to any shares of Class A Stock or Class B Stock.

5.5 No Solicitation. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article VII, but subject to Section 5.6, except for an amendment to its Schedule 13D to be filed by the Trustee disclosing the execution of this Agreement, the Trustee shall not, directly or indirectly, take (and the Trustee will not authorize or give permission to any Representative of the Trustee or either Trust to take, on behalf of the Trustee or either Trust, or permit either Trust or any officer, director or employee of the Trustee to take) any action to (a) act, whether alone or with others, to propose or seek to propose (other than a confidential proposal to the Company) any Alternative Trust Proposal or

Company Takeover Proposal, (b) solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to any Alternative Trust Proposal or Company Takeover Proposal, (c) enter into any agreement, commitment, letter of intent or understanding (i) with respect to any Alternative Trust Proposal or Company Takeover Proposal or (ii) requiring the Trustee or either Trust to abandon, terminate or fail to consummate the Reclassification or to breach any of its covenants or agreements contained in this Agreement or the Trust Proxy or (d) other than informing persons of the provisions contained in this Section 5.5, participate in any discussions or negotiations with, or furnish any information to, any other person(s) in connection with, or take any other action that is reasonably likely to knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Alternative Trust Proposal or Company Takeover Proposal. Upon the execution of this Agreement, the Trustee shall, and shall cause all Representatives of the Trustee who are officers, directors or employees of the Trustee or that were or are engaged in connection with the negotiation or execution of this Agreement or otherwise advised or are advising the Trustee in connection the Reclassification, alternatives thereto, the Company or the interests of the Trusts therein to, cease immediately and cause to be terminated any and all existing discussions, conversations, negotiations and other communications with any person(s) conducted heretofore with respect to, or that could reasonably be expected to lead to, any Alternative Trust Proposal or Company Takeover Proposal. For purposes of this Section 5.5, the defined term “Company Takeover Proposal” shall be interpreted to disregard any references to “all or substantially all” or any percentage threshold amounts set forth therein, which references shall instead be interpreted as “any.” For the avoidance of doubt, this Section 5.5 shall not limit the rights of the Trustee pursuant to Section 5.7 and Section 7.1(h).

5.6 Standstill.

(a) Subject to Section 5.7, from the date of this Agreement until the second (2nd) anniversary of the Closing Date (the “Standstill Period”), the Trustee shall ensure that each Trust and the Representatives of the Trustee who are directors, officers or employees of the Trustee do not, and will use its reasonable best efforts to cause its other Representatives that are acting on its behalf in connection the Reclassification, alternatives thereto, the Company or the interests of the Trusts therein to not, directly or indirectly, except with the prior written invitation or consent of the Board:

(i) other than the Existing Shares, acquire or beneficially own any shares of Class A Stock, Class B Stock or other equity securities of the Company (including, from and after the Closing, any shares of Common Stock) or any options, warrants, swaps, forward contracts or other derivative instruments with respect thereto (each, “Company Securities”); provided, that the Trustee, on behalf of the Trusts, shall not be prohibited from entering into customary “short position” derivative transactions with respect to Company Securities for the purpose of hedging the economic exposure to the Trusts of owning the Existing Shares, as long as the Trustee, on behalf of the Trusts, retains the ability at all times to vote the Company Securities subject to any such arrangements;

(ii) make, or in any way participate in, directly or indirectly, any “solicitation” (as such term is defined in Rule 14a-1 under the Exchange Act, including any otherwise exempt solicitation pursuant to Rule 14a-2(b) under the Exchange Act) to vote or refrain from voting any Company Securities;

(iii) make any director nomination or shareholder proposal with respect to the Company;

(iv) act, whether alone or with others, to propose or seek to propose any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Company;

(v) solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Company;

(vi) deposit any Company Securities in a voting trust or similar arrangement or enter into or subject any Company Securities to any voting agreement or similar arrangement;

(vii) act as a financing source for, or facilitate any financing by, any other person(s) in connection with any of the foregoing;

(viii) take any action in pursuit of any of the types of matters set forth in this Section 5.6 which would, or would reasonably be expected to, require the Company to make a public announcement regarding any of the types of matters set forth in this Section 5.6 or in response thereto;

(ix) disclose any intention, plan or arrangement, or enter into any negotiations, arrangements or understandings with any person(s), which are inconsistent with any of the foregoing;

(x) form or join a group (within the meaning of Section 13(d)(3) of the Exchange Act) with any person(s) in connection with the taking of any action set forth in this Section 5.6, or act together with or knowingly encourage any person or group in taking any such actions; or

(xi) make any request to the Company or its Representatives, directly or indirectly, to amend or waive any provision of this Section 5.6.

For the avoidance of doubt, subject to Section 5.4, this Section 5.6(a) shall not limit the ability of the Trustee or the Trusts to vote for or against, grant proxies, written consents or ballots in relation to, tender into or abstain from taking any action in connection with transactions, proposals or other matters initiated and coordinated by other persons unaffiliated with the Trustee and the Trusts and acting independently of, and not in conjunction with or at the behest or instigation of, the Trustee and the Trusts.

(b) The Trustee, on behalf of each Trust, hereby irrevocably and unconditionally agrees, during the Standstill Period, at each annual or special meeting of the Shareholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Shareholders, that the Trustee, on behalf of each Trust, shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto, appear, in person or by proxy, at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of determining a quorum.

5.7 Trustee Superior Proposal Determination.

(a) Notwithstanding anything to the contrary contained herein, at any time prior to obtaining the Requisite Shareholder Approvals, the Trustee, on behalf of the Trusts, may terminate this Agreement pursuant to Section 7.1(h) if the Company receives a Company Takeover Proposal that the Trustee determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Company Proposal (such a determination, a “Trustee Superior Proposal Determination”); provided, that the Trustee may not terminate this Agreement pursuant to Section 7.1(h) unless (i) the Trustee has provided at least five (5) Business Days’ prior written notice to the Company (a “Trustee Notice”) that it is prepared to terminate this Agreement pursuant to Section 7.1(h) in response to a Superior Company Proposal and (ii) at the end of such five (5) Business Day period (it being understood and agreed that any amendment to the financial terms or any other material term of a Superior Company Proposal shall require a new Trustee Notice and a new five (5) Business Day period), the Trustee determines in good faith (after consultation with its financial advisor of nationally recognized reputation and outside legal counsel and after taking into account any changes to the terms of this Agreement proposed by the Company) that the failure to terminate this Agreement pursuant to Section 7.1(h) as a result of such Superior Company Proposal would result in a breach of the Trustee’s fiduciary duties to the beneficiaries of either or both Trusts under applicable Law. No determination of the Trustee to make a Trustee Superior Proposal Determination or to terminate this Agreement pursuant to Section 7.1(h) shall create any obligation on behalf of the Company to consider, evaluate, discuss or negotiate with any person(s) with respect to any Company Takeover Proposal, which determination shall be made by the Board in its sole discretion.

(b) Until the earlier of (i) the Closing Date and (ii) the termination of this Agreement pursuant to Article VII, the Trustee shall promptly (and in no event later than 48 hours after receipt thereof), (i) provide written notification to the Company of any submission, proposal, offer or inquiry received by it relating to any potential Alternative Trust Proposal or Company Takeover Proposal, which written notification shall include (A) a copy of any such submission, proposal, offer or inquiry (or, if oral, a written summary of the material terms thereof), (B) the sources and terms of the related financing and (C) the identity of the person(s) (and any Affiliates thereof known to the Trustee) making such submission, proposal, offer or inquiry and (ii) keep the Company informed on an as promptly as practicable basis with respect to any material changes or additional material information with respect to the foregoing. For purposes of this Section 5.7(b), the defined term “Company Takeover Proposal” shall be interpreted to disregard any references to “all or substantially all” or any percentage threshold amounts set forth therein, which references shall instead be interpreted as “any.”

(c) If the Trustee terminates this Agreement pursuant to Section 7.1(h) and either (i) the Superior Company Proposal giving rise to such termination is withdrawn or terminated or (ii) the Trustee determines that such proposed transaction no longer constitutes a Superior Company Proposal (in which case the Trustee shall give notice of such determination to the Company within 48 hours of making such determination), then, in each case, the Company shall have the right, but not the obligation, for a period of twenty (20) Business Days following the date of such withdrawal or termination or the date of such notice from the Trustee, as the case may be, to elect to reinstate this Agreement, upon written notice to the Trustee, in which case this Agreement shall come back into full force and effect and the Outside Date will be extended by a number of days equal to the number of days between the purported termination pursuant to Section 7.1(h) and the date of the Company’s reinstatement of this Agreement pursuant to this Section 5.7(c).

5.8 Section 16 Matters. Prior to the Closing, the Company shall take all such steps as may be required to cause the transactions contemplated by this Agreement, including any dispositions or deemed dispositions of the shares of Class A Stock and Class B Stock and acquisitions or deemed acquisitions of Common Stock by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.9 Further Assurances.

(a) Each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

(b) Each of the Company and the Trustee, on behalf of each Trust, agrees to cooperate and use its reasonable best efforts to contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned as promptly as possible any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect that restricts, prevents or prohibits the consummation of any of the transactions contemplated by this Agreement, including by pursuing all reasonably available avenues of administrative and judicial appeal; provided, that nothing in this Section 5.9(b) shall prevent any party from entering into a settlement or otherwise disposing of any action.

5.10 Mutual Release. Effective as of the Closing, the Trustee (on its own behalf and on behalf of each of the Trusts and its beneficiaries), on the one hand, and the Company, on the other hand, hereby releases and forever discharges, the other and their respective heirs, executors, officers, directors, employees, investors, shareholders, administrators, affiliates, predecessors and successors and assigns from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, fixed or contingent, and whether known or unknown relating to the Company, the Trustee (solely in its capacity as trustee of each Trust) or the Trusts, which ever existed or then exists, by any reason whatsoever, relating to any fact, situation, circumstance, status, event, act, failure to act or transaction occurring at or prior to the Closing (collectively,

“Claims”) in connection with this Agreement and the Reclassification; provided, that, nothing contained in this Section 5.10 shall be deemed to release any party from any of its obligations under this Agreement or the Trust Proxy continuing, or arising, after the Closing or any claim by or damages to the Company arising by reason of any breach of the Trustee’s representations in Article IV. The Trustee represents that is not aware of any facts, situations or circumstances that would reasonably be expected to give rise to a Claim by the Trustee, either Trust or any of its or their respective Affiliates, directors, officers or employees against the Company or any of its Affiliates, directors, officers or employees.

5.11 Public Announcement. Each of the Company, on the one hand, and the Trustee (for itself and on behalf of the Trusts), on the other hand, hereby approves of the issuance of the public announcement of this Agreement as previously reviewed and agreed among them and shall consult with, and, except in each such case as may be required by any applicable Law (including as required by the SEC or the Company’s listing agreement with the NYSE), obtain the approval of the other (which approval will not be unreasonably withheld, delayed or conditioned) before issuing any other press release or making any other public announcement or communication to the beneficiaries of either Trust with respect to this Agreement; provided, that the prior approval of the other party shall not be required with respect to the issuance of any press release or the making of any other public announcement or communication to such beneficiaries that is consistent in all material respects with a press release or other public announcement or communication to such beneficiaries previously approved by such other party.

5.12 Fees and Expenses. Promptly following the earlier of (a) the Closing Date and (ii) any termination of this Agreement pursuant to Section 7.1(c) or Section 7.1(g), the Company shall pay (or reimburse the Trustee for amounts already paid in respect of) the documented out-of-pocket fees and expenses of the Trustee’s financial and legal advisors, incurred in connection with consummating the Reclassification, up to a maximum amount of Four Million Dollars ($4,000,000.00), such payment to be made by the Company upon presentation of invoices with respect to such fees and expenses; provided, that the Trustee shall refund to the Company the full amount any fees and expenses reimbursed pursuant to this Section 5.12 in the event of any breach by the Trustee of Section 5.6 (which refund, for the avoidance of doubt, shall not constitute liquidated damages with respect to any such breach).

ARTICLE VI

Conditions Precedent

6.1 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Reclassification shall be subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a) Requisite Shareholder Approvals. The Requisite Shareholder Approvals shall have been obtained.

(b) Registration Statement. The Registration Statement shall have been declared effective and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the Securities Act or the Exchange Act related to the reclassification of the Class A Stock and the Class B Stock into Common Stock pursuant to the Reclassification or the trading thereof shall have been received.

(c) No Injunctions or Restraints. No Governmental Order issued by any court of competent jurisdiction or other Governmental Authority or other restraint or prohibition under Law preventing the consummation of the Reclassification, the Proposed Amendments becoming effective or the other transactions contemplated by this Agreement (any of the foregoing, a “Legal Restraint”) shall have been issued or come into effect.

(d) Listing of Shares of Common Stock. The shares of Common Stock into which the Class A Stock and the Class B Stock shall be reclassified pursuant to the Reclassification shall have been approved for listing on the NYSE, subject only to official notice of completion.

6.2 Additional Conditions to the Company’s Obligation. The obligation of the Company to effect the Reclassification shall be subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Trustee contained in Section 4.1, Section 4.2 and Section 4.3(a) shall be true and correct in all respects (except for any de minimis inaccuracies) on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all respects (except for any de minimis inaccuracies) as of such date) and (ii) each other representations and warranties of the Trustee contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date).

(b) Performance of Obligations. The Trustee, on behalf of each Trust, shall have performed in all material respects each of its agreements contained in this Agreement and the Trust Proxy required to be performed at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of the Trustee, on behalf of each Trust, signed by an executive officer of the Trustee for and on behalf of such Trust and dated as of the Closing Date, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

6.3 Additional Conditions to the Trustee’s Obligation. The obligations of the Trustee to effect the Reclassification, on behalf of each Trust, shall be subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in Section 3.1, Section 3.2(a) and (b) and Section 3.3(a)

shall be true and correct in all respects (except for any de minimis inaccuracies) on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all respects (except for any de minimis inaccuracies) as of such date) and (ii) each other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case such representation or warranty shall be true and correct in all material respects as of such date).

(b) Performance of Obligations. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Closing Date.

(c) Officer’s Certificate. The Trustee, on behalf of each Trust, shall have received a certificate of the Company signed by an executive officer of the Company for and on behalf of the Company and dated as of the Closing Date certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII

Termination

7.1 Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written consent of the Company and the Trustee;

(b) by the Company, if there has been any breach by the Trustee of any representation, warranty, covenant or agreement of the Trustee contained in this Agreement which breach (i) would prevent the satisfaction of any of the conditions set forth in Section 6.1 or Section 6.2 and (ii) has not been waived by the Company or cured by the Trustee within sixty (60) days after the Trustee’s receipt of written notice thereof from the Company or is incapable of being cured; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Company at any time that the Company is in breach of any representation, warranty, covenant or agreement of the Company hereunder, which breach has not been waived by the Trustee or, if capable of cure, has not been cured by the Company;

(c) by the Trustee, if there has been any breach by the Company of any representation, warranty, covenant or agreement of the Company contained in this Agreement which breach (i) would prevent the satisfaction of any of the conditions set forth in Section 6.1 or Section 6.3 and (ii) has not been waived by the Trustee or cured by the Company within sixty (60) days after the Company’s receipt of written notice thereof from the Trustee or is incapable of being cured; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the Trustee at any time that the Trustee is in breach of any representation, warranty, covenant or agreement of the Trustee hereunder, which breach has not been waived by the Company or, if capable of cure, has not been cured by the Trustee;

(d) by the Company or the Trustee, if the Closing does not occur on or prior to August 23, 2016, subject to any extensions of such date pursuant to Section 5.7(c) (the “Outside Date”); provided, that no party shall be entitled to terminate this Agreement pursuant to this Section 7.1(d) if such party is then in breach of any representation, warranty, covenant or agreement hereunder, which breach has been the cause of or resulted in the failure of the transactions contemplated hereby to be consummated on or prior to the Outside Date;

(e) by the Company or the Trustee, if the Requisite Shareholder Approvals shall not have been obtained at the Shareholders’ Meeting; provided, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement or either Trust Proxy has been the cause of or resulted in the failure to obtain the Requisite Shareholder Approvals;

(f) by the Company or the Trustee, if any Legal Restraint shall have been issued or come into effect, and such Legal Restraint shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(f) shall not be available to any party that is in breach of its obligations pursuant to Section 5.9(b), which breach has not been waived by the other party or, if capable of cure, has not been cured;

(g) (i) by the Company or the Trustee, if the Company shall have withdrawn or modified its recommendation of the Proposed Amendments to the Shareholders, or (ii) by the Company, to accept or enter into an agreement with respect to any Superior Company Proposal; provided, in each case, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if it has not complied in all material respects with its obligations pursuant to Section 5.3; or

(h) by the Company or the Trustee, if the Trustee shall have made a Trustee Superior Proposal Determination; provided, that the Trustee shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if it has not complied in all material respects with its obligations pursuant to Section 5.6 and Section 5.7.

7.2 Notice of Termination. In the event of a termination by the Company or the Trustee pursuant to this Article VII, written notice thereof shall forthwith be given to the other party or parties, and the transactions contemplated by this Agreement shall be terminated, without further action by any party.

7.3 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Article VII, this Agreement shall become void, and of no further force and effect; provided, that (a) in the case of any termination pursuant to Section 7.1(b) or Section 7.1(d) (if, at the time of such termination pursuant to Section 7.1(d), this Agreement could have been terminated pursuant to Section 7.1(b)), Section 5.6 and Article VIII shall survive such termination until the second (2nd) anniversary of the date on which such termination of this Agreement occurs, (b) in the case of any termination pursuant to Section 7.1(e), Section 7.1(f) or Section 7.1(d) (if, at the time of such termination pursuant to Section 7.1(d), this Agreement could have been terminated pursuant to Section 7.1(e) or Section 7.1(f)), Section 5.6 and Article VIII shall survive such termination until the first (1st) anniversary of the date on which such termination of this Agreement occurs and

(c) in the case of any termination pursuant to Section 7.1(h), Section 5.7(c) and Article VIII shall survive any such termination of this Agreement. Nothing in this Article VII shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement, or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

ARTICLE VIII

Miscellaneous

8.1 Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile, portable document format (.pdf) or other electronic transmission), which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

8.2 Entire Agreement. This Agreement (including the exhibits and annexes attached hereto) and the Trust Proxy constitute the entire agreement among the parties, and supersedes all prior agreements, understandings, arrangements or representations, by or among the parties, written and oral, with respect to the subject matter hereof.

8.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally intended to the greatest extent possible. Notwithstanding anything contained herein, in no event shall the Company be required to perform its obligations under Section 5.1 or Section 5.2 or, to the extent related to either of Section 5.1 or Section 5.2, under Section 5.9, if (a) a court of competent jurisdiction or other Governmental Authority declares that either (i) prior to obtaining the Requisite Shareholder Approvals, the Trust Proxy or any of the provisions related thereto contained herein (including Section 5.4(d)), are invalid, illegal, void or unenforceable or (ii) prior to the Closing, any of the provisions contained in Section 5.4(a) or Section 5.4(e) are invalid, illegal, void or unenforceable and (b) the Trustee or either Trust fails to perform such obligations that have been found to be invalid, illegal, void or unenforceable by a court of competent jurisdiction or other Governmental Authority in any respect that would reasonably be expected, individually or in the aggregate, to prevent or materially impair or materially delay the consummation of the Reclassification or the other transactions contemplated by this Agreement and the Trust Proxy.

8.4 Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries.

8.5 Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Closing for a period of one year from the Closing Date (the, “Representations and Warranties Survival Period”); provided, that the representations and warranties set forth in the last sentence of Section 3.2 and in Section 4.1 and Section 4.2 shall survive until the expiration of the applicable statute of limitations. For the avoidance of doubt, during the Representations and Warranties Survival Period, the representations and warranties in this Agreement shall be deemed to have been made and to be true and correct only as of the date hereof and as of immediately prior to the Closing.

8.6 Governing Law; Jurisdiction. This Agreement shall be governed by the Laws of the State of Connecticut, without giving effect to the conflict of laws principles thereof. Each party irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Connecticut Superior Court and United States District Court for the District of Connecticut, for any action or proceeding, arising out of or relating to this Agreement, and the transactions contemplated by this Agreement (and agrees not to commence any action except in any such court); provided, that, with respect to any such action or proceeding filed in the Connecticut Superior Court, the parties will jointly request an assignment to the Complex Litigation Docket pursuant to Section 23-15 of the Connecticut Practice Book. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding in the Connecticut Superior Court or the United States District Court for the District of Connecticut, and further, irrevocably and unconditionally waives, and agrees not to plead or claim in any such court, that any action or proceeding brought in any such court has been brought in an inconvenient forum. Each party irrevocably and unconditionally waives any right it may have to a trial by jury, in connection with any action or proceeding arising out of or relating to this Agreement, and the transactions contemplated by this Agreement.

8.7 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VII, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

8.8 Amendment. This Agreement may not be altered, amended or supplemented, except by an agreement in writing signed by each of the parties hereto.

8.9 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing, and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by facsimile, by courier service or by registered or certified mail (postage prepaid, return receipt, requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.9):

If to the Trustee, on behalf of the Trusts, to:

The Louie E. Roche Trust

The Harvey Hubbell Trust

c/o Bessemer Trust Company, N.A.

630 Fifth Avenue

New York, New York 10111

Attention: James L. Kronenberg

Facsimile: (917) 206-4492

Phone: (212) 708-9311

Email: kronenberg@bessemer.com

with a copy, which shall not constitute notice, to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:    Keith A. Pagnani, Esq.

                    Melissa Sawyer, Esq.

Facsimile: (212) 558-3588

Phone: (212) 558-4000

Email: pagnanik@sullcrom.com; sawyerm@sullcrom.com

if to the Company, to:

Hubbell Incorporated

40 Waterview Drive

Shelton, Connecticut 06484

Attention: An-Ping Hsieh, Esq., General Counsel

Facsimile: (203) 882-3743

Phone: (475) 882-4135

Email: ahsieh@hubbell.com

with a copy, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Joshua R. Cammaker, Esq.

                    Gordon S. Moodie, Esq.

Facsimile: (212) 403-2331

Phone: (212) 403-1331

Email:    JRCammaker@wlrk.com

              GSMoodie@wlrk.com

and to:

Shipman & Goodwin LLP

One Constitution Plaza

Hartford, Connecticut 06103-1919

Attention: John H. Lawrence, Jr., Esq.

Facsimile: (860) 251-5214

Phone: (860) 251-5139

Email: jlawrence@goodwin.com

8.10 Assignment. Neither this Agreement, nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties, and their respective successors and permitted assigns. Any assignment or purported assignment in violation of this provision shall be void and of no effect.

8.11 Fees and Expenses. Except as expressly provided in Section 5.12, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be the responsibility of, and shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated.

8.12 Waiver. No failure or delay on the part of any party in exercising any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed by its officer thereunto duly authorized as of the date first written above.

HUBBELL INCORPORATED

By:	/s/ David G. Nord
	Name:	David G. Nord
	Title:	Chairman, President and CEO

BESSEMER TRUST COMPANY, N.A., as the Trustee of The Louie E. Roche Trust

By:	/s/ James L. Kronenberg
	Name:	James L. Kronenberg
	Title:	Chief Fiduciary Counsel

BESSEMER TRUST COMPANY, N.A., as the Trustee of The Harvey Hubbell Trust

By:	/s/ James L. Kronenberg
	Name:	James L. Kronenberg
	Title:	Chief Fiduciary Counsel

[Signature Page to Reclassification Agreement]

ANNEX A

HUBBELL INCORPORATED

Amended and Restated Certificate of Incorporation

The certificate of incorporation of Hubbell Incorporated, as amended to date, is further amended and restated in its entirety to read as follows:

FIRST: That the name of the corporation is Hubbell Incorporated.

SECOND: That the principal office of said corporation shall be located in the Town of Shelton, County of Fairfield, in the State of Connecticut, or any other place the Board of Directors shall determine.

THIRD: That the nature of the business to be transacted, and the purposes to be promoted or carried out, by said corporation are as follows:

To manufacture, buy, sell, own and deal in machinery, tools, machine screws, electrical goods, supplies, apparatus, devices and fixtures of every character, material and description, and to buy, sell, own, and deal in letters patent and rights and licenses under letters patent, necessary or convenient for the prosecution of its business, and to grant rights and licenses to others under letters patent which may be owned by said corporation, and to buy, sell, mortgage, own and deal in such real estate as may be necessary or convenient for the prosecution of its business, and to engage in any other lawful business permitted under the laws of the State of Connecticut, and generally to do all things necessary or convenient for the prosecution of its business, and the proper conduct and management thereof.

FOURTH: A. The total number of shares of the capital stock of this corporation hereby authorized is 205,891,097 divided into 5,891,097 shares of Preferred Stock without par value, and 200,000,000 shares of Common Stock of the par value of $0.01 each.

B. Subject to any voting rights provided to holders of Preferred Stock at any time outstanding, the holder of record of each issued and outstanding share of Common Stock shall be entitled to have one (1) vote per share on each matter voted on at a shareholders’ meeting.

C. No holder of stock of the corporation of any class shall have any preemptive or other rights to subscribe to or purchase any new or additional or increased shares of stock of this corporation of any class or any scrip, rights, warrants, bonds or other obligations, security or evidences of indebtedness, whether or not convertible into or exchangeable for, or shall claim rights to purchase or otherwise acquire, shares of stock of the corporation of any class.

D The corporation may, to the extent of its unreserved and unrestricted capital surplus, (a) make distributions of cash or property to its shareholders with respect to its outstanding shares or any thereof, and (b) make purchases and permit conversions of its own shares for cash, securities or other property.

E.1 As provided for in the Reclassification Agreement, dated as of August 23, 2015, by and between the corporation and Bessemer Trust Company, N.A., in its capacity as trustee

(the “Reclassification Agreement”), upon the acceptance of this Amended and Restated Certificate of Incorporation by the office of the Secretary of the State of the State of Connecticut (the “Effective Time”), pursuant to the Connecticut Business Corporation Act, Chapter 601 of the Connecticut General Statutes:

(a) the holder of record of each share of the corporation’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), issued and outstanding immediately prior to the Effective Time shall be entitled to receive cash in the amount of Twenty-Eight Dollars ($28.00) for each share of Class A Common Stock held; and

(b) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of the corporation’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), issued and outstanding immediately prior to the Effective Time shall be reclassified into one (1) share of Common Stock authorized by paragraph A of this Article FOURTH and shall continue in existence as an issued and outstanding share of Common Stock.

E.2 Until surrendered as contemplated by the Reclassification Agreement (or, with respect to any shares held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), (a) each certificate or book-entry formerly representing Class A Common Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class A Common Stock has been reclassified as contemplated by paragraph E.1.(b) of this Article FOURTH and the right to receive the amount of cash to which the holder thereof is entitled pursuant to paragraph E.1.(a) of this Article FOURTH and (b) each certificate or book-entry formerly representing Class B Common Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class B Common Stock has been reclassified as contemplated by paragraph E.1.(b) of this Article FOURTH.

F. The Preferred Stock may be issued from time to time in series and each series shall be so designated as to distinguish the shares thereof from the shares of all other series. All shares of Preferred Stock shall be of equal rank and shall be identical except as expressly determined by the Board of Directors pursuant to this Article FOURTH. The Board of Directors is hereby expressly vested with authority to fix and determine the variations as among such series. Except as otherwise provided by law, the foregoing authority shall include without limitation with respect to each such series authority to fix and determine the number of shares thereof, the dividend rate, whether dividends shall be cumulative and, if so, from which date or dates, voting rights, liquidation rights, the redemption price or prices, if any, and the terms and conditions of the redemption, any sinking fund provisions for the redemption or purchase of shares of the series, and the terms and conditions on which the shares are convertible into Common Stock, if they are convertible. Before the issuance of shares of Preferred Stock any provision of which is fixed by the Board of Directors as hereinbefore set forth, the Board of Directors shall by its Resolution amend the Certificate of Incorporation as required by Section 33-666 of the Connecticut General Statutes.

Series A Junior Participating Preferred Stock

1. Designation and Amount. There shall be a series of Preferred Stock that shall be designated as “Series A Junior Participating Preferred Stock,” and the number of shares constituting such series shall be [●]. Such number of shares may be increased or decreased by resolution of the Board of Directors and filing of a Certificate of Amendment to the Certificate of Incorporation of the corporation; provided, however, that no decrease shall reduce the number of shares of Series A Junior Participating Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the corporation.

2. Dividends and Distribution.

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the corporation ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock, in preference to the holders of shares of any class or series of stock of the corporation ranking junior to the Series A Junior Participating Preferred Stock in respect thereof, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 15th day of January, April, July and October, in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10.00 and (b) the Adjustment Number (as defined below) times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock declared on the Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. The “Adjustment Number” shall initially be 1000. In the event the corporation shall at any time after the date on which the Effective Time occurs (i) declare and pay any dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than sixty (60) days prior to the date fixed for the payment thereof.

3. Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to a number of votes equal to the Adjustment Number on all matters submitted to a vote of the shareholders of the corporation.

(B) Except as required by law and by Section 10 hereof, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(C) If, at the time of any annual meeting of shareholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Junior Participating Preferred Stock are in default, the number of directors constituting the Board of Directors of the corporation shall be increased by two. In addition to voting together with the holders of Common Stock for the election of other directors of the corporation, the holders of record of the Series A Junior Participating Preferred Stock, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at said meeting of shareholders (and at each subsequent annual meeting of shareholders), unless all dividends in arrears on the Series A Junior Participating Preferred Stock have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the corporation, the holders of any Series A Junior Participating Preferred Stock being entitled to cast a number of votes per share of Series A Junior Participating Preferred Stock as is specified in paragraph (A) of this Section 3. Each such additional director shall serve until the next annual meeting of shareholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this paragraph (C). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the next preceding sentence may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series A Junior Participating Preferred Stock at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Junior Participating Preferred Stock shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this paragraph (C) shall be in addition to any other voting rights granted to the holders of the Series A Junior Participating Preferred Stock in this Section 3.

4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series A Junior Participating Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The corporation shall not permit any subsidiary of the corporation to purchase or otherwise acquire for consideration any shares of stock of the corporation unless the corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the corporation in any manner whatsoever shall thereupon become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to any conditions and restrictions on issuance set forth herein.

6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation, dissolution or winding up of the corporation, voluntary or otherwise, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount per share (the “Series A Liquidation Preference”) equal to the greater of (i) $100 plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment and (ii) the Adjustment Number times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the corporation.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the corporation, if any, that rank on a parity with the Series A Junior Participating Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Junior Participating Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of this Section 6.

7. Consolidation, Merger, Etc. In case the corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

8. No Redemption. Shares of Series A Junior Participating Preferred Stock shall not be subject to redemption by the corporation.

9. Ranking. The Series A Junior Participating Preferred Stock shall rank (a) junior to all other series of the Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise and (b) senior to the Common Stock as to such matters.

10. Amendment. At any time that any shares of Series A Junior Participating Preferred Stock are outstanding, the Certificate of Incorporation of the corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

11. Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

FIFTH: That the duration of the corporation is unlimited.

SIXTH: The personal liability of any Director to the corporation or its shareholders for monetary damages for breach of duty as a Director is hereby limited to the amount of the compensation received by the Director for serving the corporation during the year of the violation if such breach did not (i) involve a knowing and culpable violation of law by the Director, (ii) enable the Director or an associate, as defined in Section 33-840 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the Director to the corporation under circumstances in which the Director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the Director’s duty to the corporation, or (v) create liability under Section 33-757 of the Connecticut General Statutes. This provision shall not limit or preclude the liability of a Director for any act or omission occurring prior to the date this provision becomes effective. Any lawful repeal or modification of this provision by the shareholders and the Board of Directors of the corporation shall not adversely affect any right or protection of a Director existing at or prior to the time of such repeal or modification.

SEVENTH: A. The corporation shall, to the fullest extent permitted by law, indemnify its Directors from and against any and all of the liabilities, expenses and other matters referenced in or covered by the Connecticut Business Corporation Act. In furtherance and not in limitation thereof, the corporation shall indemnify each Director for liability, as defined in subsection (3) of Section 33-770 of the Connecticut General Statutes, to any person for any action taken, or any failure to take any action, as a Director, except liability that (i) involved a knowing and culpable violation of law by the Director, (ii) enabled the Director or an associate, as defined in Section 33-840 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) showed a lack of good faith and conscious disregard for the duty of the Director to the corporation under circumstances in which the Director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the Director’s duty to the corporation, or (v) created liability under Section 33-757 of the Connecticut General Statutes; provided that nothing in this sentence shall affect the indemnification of or advance of expenses to a Director for any liability stemming from acts or omissions occurring prior to the effective date of this Article SEVENTH.

The corporation shall indemnify each officer of the corporation who is not a Director, or who is a Director but is made a party to a proceeding in his capacity solely as an officer, to the same extent as the corporation is permitted to provide the same to a Director, and may indemnify such persons to the extent permitted by Section 33-776 of the Connecticut General Statutes.

The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

B. Expenses incurred by a Director or officer of the corporation in defending a civil or criminal action, suit or proceeding shall be paid for or reimbursed by the corporation to the fullest extent permitted by law in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Director or officer to repay such amount if it shall be ultimately determined that such Director or officer is not entitled to be indemnified by the corporation.

C. The corporation may indemnify and pay for or reimburse the expenses of employees and agents not otherwise entitled to indemnification pursuant to this Article SEVENTH on such terms and conditions as may be established by the Board of Directors.

D. No amendment to or repeal of this Article SEVENTH shall apply to or have any effect on the indemnification of any Director, officer, employee or agent of the corporation for or with respect to any acts or omissions of such Director, officer, employee or agent occurring prior to such amendment or repeal, nor shall any such amendment or repeal apply to or have any effect on the obligations of the corporation to pay for or reimburse in advance expenses incurred by a Director, officer, employee or agent of the corporation in defending any action, suit or proceeding arising out of or with respect to any acts or omissions occurring prior to such amendment or repeal.

EIGHTH: References in this Amended and Restated Certificate of Incorporation to sections of the Connecticut General Statutes shall be deemed to include amendments adopted from time to time to such sections and shall further be deemed to include any successor sections thereto.

ANNEX B

[FORM OF IRREVOCABLE PROXY]

[Attached]

B-1